SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: October 2006

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 88

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                      No      X

Attached:

-	Director Dealings: 20060928_2nd Director Dealings Philippe Marcel

Directors’ Dealings

Transactions in Adecco securities by Directors and Senior Management

Details of the Liable Person

Family Name	Marcel

Forename	Philippe

Street	Adecco, 4, rue Louis Guérin

Postcode / City / Country	F-69100 Villeurbanne, France

Function	Non-executive member of the Board of Directors

This transaction has been executed not by the liable person, but by or on behalf of a person closely associated with the liable person.

Details of the product acquired / sold

Type of transcation	Sale

Type of security	Call Option

Key conditions attached to unlisted conversion and purchase rights and financial instruments (e.g. exercise price, exercise period, duration, american/european style, etc.)	5’000 calls 72 CHF / December 2006

Number of units traded	5’000

Price received	CHF 22’310

Date of trade and place (“relevant binding transaction”)	21 September 2006

Reason for transaction (optional)

Date: 28 September 2006

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA
(Registrant)

Dated: 2 October 2006	By:	/s/ Dominik de Daniel
Dominik de Daniel
Chief Financial Officer

Dated: 2 October 2006	By:	/s/ Hans R. Brütsch
Hans R. Brütsch
Corporate Secretary